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Exhibit 12.1

New Century Financial Corporation
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

		Years ended December 31,
	Six months ended June 30, 2003
		2002	2001	2000	1999	1998
Earnings available to cover fixed charges:
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$182,191	$306,336	$83,484	$(36,781)	$66,886	$52,308
Plus: Fixed charges	40,312	55,733	60,090	79,529	58,895	44,538

Earnings available to cover fixed charges	222,503	362,069	143,574	42,748	125,781	96,846

Fixed charges:
Interest expense	37,300	50,588	54,127	72,126	53,193	40,328
Estimate of interest within rental expense	3,012	5,145	5,963	7,403	5,702	4,210

Total fixed charges	40,312	55,733	60,090	79,529	58,895	44,538

Ratio of Earnings to Fixed Charges	5.52	6.50	2.39	0.54	2.14	2.17

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  Exhibit 12.1
New Century Financial Corporation Computation of Ratio of Earnings to Fixed Charges (Dollars in thousands)